lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

FY2006/07 INTERIM ANNOUNCEMENT

INTERIM RESULTS

The board of directors (the "Board") of Lenovo Group Limited (the "Company") is pleased to announce the unaudited results of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2006 together with comparative figures for the corresponding period of last year, as follows:

CONSOLIDATED INCOME STATEMENT

	Note	3 months ended September 30, 2006 (unaudited) US$'000	6 months ended September 30, 2006 (unaudited) US$'000	3 months ended September 30, 2005 (unaudited) US$'000	6 months ended September 30, 2005 (unaudited) US$'000	*3 months ended September 30, 2006 (unaudited) HK$'000 (note 1(a))*	*6 months ended September 30, 2006 (unaudited) HK$'000 (note 1(a))*
			(note 1(c))				
[illegible]	2	3,700,424	7,176,118	3,653,119	6,167,586	*28,770,797*	*55,765,613*
Cost of sales		(3,220,116)	(6,198,942)	(3,141,680)	(5,270,733)	*(25,036,402)*	*(48,171,978)*
Gross profit		480,308	977,176	511,439	896,853	*3,734,395*	*7,593,635*
Other income/(expense) – net	3	16,206	26,157	5,886	8,491	*126,001*	*203,265*
Selling and distribution expenses		(267,438)	(564,074)	(274,492)	(465,044)	*(2,079,331)*	*(4,383,419)*
Administrative expenses		(113,159)	(227,849)	(112,920)	(188,251)	*(879,811)*	*(1,770,615)*
Research and development expenses		(55,809)	(107,110)	(51,260)	(84,349)	*(433,915)*	*(832,352)*
Other operating expenses		(9,013)	(30,516)	(2,025)	(17,811)	*(70,076)*	*(237,140)*
Operating profit		51,095	73,784	76,628	149,889	*397,263*	*573,374*
Finance costs	4	(8,427)	(17,578)	(12,080)	(18,803)	*(65,520)*	*(136,599)*
Share of profits of jointly controlled entities		–	–	–	138	–	–
Share of profits/(losses) of associated companies		334	1,640	436	(235)	*2,595*	*12,742*
Profit before taxation	5	43,002	57,846	64,984	130,989	*334,338*	*449,517*
Taxation	6	(5,117)	(14,755)	(17,000)	(36,444)	*(39,785)*	*(114,661)*
Profit for the period		37,885	43,091	47,984	94,545	*294,553*	*334,856*
Profit attributable to:							
Shareholders of the Company		37,885	43,091	45,406	91,174	*294,553*	*334,856*
Minority interests		–	–	2,578	3,371	–	–
		37,885	43,091	47,984	94,545	*294,553*	*334,856*
Dividend	7		27,454		27,235		*213,515*
Earnings per share							
– Basic	8(a)	US0.44 cents	US0.50 cents	US0.51 cents	US1.03 cents	*HK3.42 cents*	*HK3.89 cents*
– Diluted	8(b)	US0.43 cents	US0.49 cents	US0.50 cents	US1.03 cents	*HK3.34 cents*	*HK3.81 cents*

CONSOLIDATED BALANCE SHEET

	Note	September 30, 2006 (unaudited) US$'000	March 31, 2006 (audited) US$'000	*September 30, 2006 (unaudited) HK$'000 (note 1(a))*
Non-current assets				
Property, plant and equipment		**238,986**	222,364	*1,858,666*
Prepaid lease payments		**6,101**	6,412	*47,449*
Construction-in-progress		**43,861**	27,965	*341,120*
Intangible assets		**1,866,286**	1,909,805	*14,514,666*
Investments in associated companies		**8,197**	9,060	*63,751*
Deferred tax assets		**61,956**	62,345	*481,850*
Available-for-sale financial assets		**27,240**	30,250	*211,854*
Other non-current assets		**70,557**	36,816	*548,743*
		2,323,184	2,305,017	*18,068,099*
Current assets				
Inventories		**344,001**	363,135	*2,675,399*
Trade receivables		**710,474**	484,773	*5,525,569*
Notes receivable		**240,980**	92,522	*1,874,174*
Deposits, prepayments and other receivables		**840,561**	790,130	*6,537,295*
Cash and cash equivalents		**1,101,142**	1,004,981	*8,563,912*
		3,237,158	2,735,541	*25,176,349*
Total assets		**5,560,342**	5,040,558	*43,244,448*
Share capital	*9*	**28,485**	28,504	*221,536*
Reserves		**935,464**	1,015,399	*7,275,384*
Shareholders' funds		**963,949**	1,043,903	*7,496,920*
Minority interests		**744**	744	*5,786*
Total equity		**964,693**	1,044,647	*7,502,706*
Non-current liabilities	*10*	**865,294**	813,586	*6,729,651*
Current liabilities				
Trade payables		**2,155,487**	1,683,171	*16,763,869*
Notes payable		**58,704**	49,433	*456,559*
Accruals and other payables	*11*	**1,480,737**	1,259,980	*11,516,136*
Tax payable		**11,190**	39,604	*87,028*
Short-term bank loans		**11,448**	128,358	*89,035*
Current portion of non-current liabilities	*10*	**12,789**	21,779	*99,464*
		3,730,355	3,182,325	*29,012,091*
Total liabilities		**4,595,649**	3,995,911	*35,741,742*
Total equity and liabilities		**5,560,342**	5,040,558	*43,244,448*
Net current liabilities		**493,197**	446,784	*3,835,742*
Total assets less current liabilities		**1,829,987**	1,858,233	*14,232,357*

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	6 months ended September 30, 2006 (unaudited) ***US$'000***	6 months ended September 30, 2005 (unaudited) *US$'000*	*6 months ended September 30, 2006 (unaudited) HK$'000 (note 1(a))*
Net cash generated from operating activities	**390,775**	1,113,157	*3,039,174*
Net cash used in investing activities	**(58,254)**	(678,851)	*(453,059)*
Net cash (used in)/generated from financing activities	**(226,914)**	677,082	*(1,764,778)*
Increase in cash and cash equivalents	**105,607**	1,111,388	*821,337*
Effect of foreign exchange rate changes	**(9,446)**	(2,133)	*(73,464)*
Cash and cash equivalents at the beginning of the period	**1,004,981**	387,101	*7,816,039*
Cash and cash equivalents at the end of the period	**1,101,142**	1,496,356	*8,563,912*

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital (unaudited) *US$'000*	Share premium (unaudited) *US$'000*	Convertible rights in respect of convertible preferred shares (unaudited) *US$'000*	Surplus arising on consolidation (unaudited) *US$'000*	Exchange reserve (unaudited) *US$'000*	Investment revaluation reserve (unaudited) *US$'000*	Share redemption reserve (unaudited) *US$'000*	Employee share trusts (unaudited) *US$'000*	Share-based compensation reserve (unaudited) *US$'000*	Retained earnings/ (accumulated losses) (unaudited) *US$'000*	Minority interests (unaudited) *US$'000*	Total (unaudited) *US$'000*
At April 1, 2006	28,504	1,043,260	10,769	-	(3,313)	(3,579)	396	(51,043)	22,791	(3,882)	744	1,044,647
Fair value loss on available-for-sale financial assets	-	-	-	-	-	(2,836)	-	-	-	-	-	(2,836)
Exchange differences	-	-	-	-	(30,517)	-	-	-	-	-	-	(30,517)
Profit for the period	-	-	-	-	-	-	-	-	-	43,091	-	43,091
Reserve realized on disposal of available-for-sale financial assets	-	-	-	-	-	310	-	-	-	-	-	310
Issue of ordinary shares	31	2,919	-	-	-	-	-	-	-	-	-	2,950
Vesting of shares under long-term incentive program	-	-	-	-	-	-	-	7,733	(7,733)	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	16,562	-	-	16,562
Repurchase of shares	(50)	(4,602)	-	-	-	-	50	-	-	-	-	(4,602)
Contributions to employee share trusts	-	-	-	-	-	-	-	(73,654)	-	-	-	(73,654)
Dividend paid	-	-	-	-	-	-	-	-	-	(31,258)	-	(31,258)
At September 30, 2006	28,485	1,041,577	10,769	-	(33,830)	(6,105)	446	(116,964)	31,620	7,951	744	964,693
At April 1, 2005	23,958	610,448	-	3,573	268	(453)	396	-	-	29,040	3,027	670,257
Adoption of HKFRS 3	-	-	-	(3,573)	-	-	-	-	-	3,573	-	-
As restated	23,958	610,448	-	-	268	(453)	396	-	-	32,613	3,027	670,257
Fair value loss on available-for-sale financial assets	-	-	-	-	-	(3,878)	-	-	-	-	-	(3,878)
Exchange differences	-	-	-	-	1,643	-	-	-	-	-	77	1,720
Profit for the period	-	-	-	-	-	-	-	-	-	91,174	3,371	94,545
Issue of ordinary shares	5,586	550,233	-	-	-	-	-	-	-	-	-	555,819
Issue of convertible preferred shares and warrants	-	-	39,849	-	-	-	-	-	-	-	-	39,849
Exercise of share options	202	19,336	-	-	-	-	-	-	-	-	-	19,538
Share-based compensation	-	-	-	-	-	-	-	-	8,996	-	-	8,996
Repurchase of shares	(1,397)	(150,825)	-	-	-	-	-	-	-	-	-	(152,222)
Contribution to employee share trusts	-	-	-	-	-	-	-	-	(13,355)	-	-	(13,355)
Dividend paid	-	-	-	-	-	-	-	-	-	(31,572)	-	(31,572)
At September 30, 2005	28,349	1,029,192	39,849	-	1,911	(4,331)	396	-	(4,359)	92,215	6,475	1,189,697

Notes:

1 **Basis of preparation**

The Board is responsible for the preparation of the Group's unaudited condensed interim financial statements. These unaudited condensed interim financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. They have been prepared under the historical cost convention except that available-for-sale financial assets are stated at fair value. These unaudited condensed interim financial statements should be read in conjunction with the 2005/06 annual financial statements.

(a) *Change in presentation currency*

Effective from April 1, 2006, the Group has changed its presentation currency for the preparation of its financial statements from Hong Kong dollars to United States dollars ("US dollars" or "US$") as US dollars became the major currency of the Group's transactions. The Board considers the change will result in a more appropriate presentation of the Group's transactions in the financial statements. The comparative figures in these unaudited condensed interim financial statements are translated from Hong Kong dollars to US dollars using the rates that approximate the closing rates for balance sheet items and average rates for the period under review for income statement items.

The change in presentation currency has no significant impact on the financial position of the Group as at March 31 or September 30, 2006, or the results and cash flows of the Group for the six months ended September 30, 2005 and 2006.

For the convenience of the reader, the income statement, balance sheet and cash flow statement of the Group, presented in US dollars, have been translated into Hong Kong dollars. The convenience translation of the figures into Hong Kong dollars were made at the average rate of exchange for the period under review (US$1=HK$7.775 and US$1=HK$7.771 for the 3-month and 6-month period to September 30, 2006). This information is only supplementary and is not required by any accounting standard and also does not represent Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards.

(b) *Change in presentation format*

The Group has elected to present its income statement by function of expense with effect from April 1, 2006. The Board considers that it is more appropriate for the Group to present the income statement by function of expense.

(c) *Comparative figures in the first quarter*

During the quarter, certain classifications of expenses between "Selling and distribution" and "Administrative" functions have been changed. As a result, the comparative figures in the first quarter have been reclassified to conform to the current period's presentation.

(d) *Accounting policies*

The principal accounting policies and methods of computation used in the preparation of these unaudited condensed interim financial statements are consistent with those used in the annual financial statements for the year ended March 31, 2006.

The following new standards, amendments to standards and interpretations are mandatory for the year ending March 31, 2007. The Group has adopted these new standards, amendments to standards and interpretations where considered appropriate and relevant to its operations.

- Amendment to HKAS 19, "Actuarial gains and losses, group plans and disclosures"
- Amendment to HKAS 39, "The fair value option"
- Amendment to HKAS 21, "Net investment in a foreign operation"
- Amendment to HKAS 39, "Cash flow hedge accounting of forecast intragroup transactions"
- Amendment to HKAS 39 and HKFRS 4, "Financial guarantee contracts"
- HKFRS 6, "Exploration for and evaluation of mineral resources"
- HK(IFRIC)-Int 4, "Determining whether an arrangement contains a lease"
- HK(IFRIC)-Int 5, "Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds"
- HK(IFRIC)-Int 6, "Liabilities arising from participating in a specific market – waste electrical and electronic equipment"
- HK(IFRIC)-Int 7, "Applying the restatement approach under HKAS 29"

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006/07 and have not been early adopted.

- HK(IFRIC)-Int 8, "Scope of HKFRS 2", effective for annual periods beginning on or after May 1, 2006
- HK(IFRIC)-Int 9, "Reassessment of embedded derivatives", effective for annual periods beginning on or after June 1, 2006
- HK(IFRIC)-Int 10, "Interim financial reporting and impairment", effective for annual periods beginning on or after November 1, 2006
- HKFRS 7, "Financial instruments: Disclosures", effective for annual periods beginning on or after January 1, 2007
- Amendment to HKAS 1, "Capital disclosures", effective for annual periods beginning on or after January 1, 2007

The Group has not early adopted these standards and interpretations in the financial statements for the year ending March 31, 2007. The Group is in the process of assessing the impact to the Group's accounting policies on the adoption of the above standards and interpretations in future periods, but is not in a position to state whether these new standards and interpretations would have a significant impact on its results of operations and financial position.

2 Segment information

In accordance with the Group's internal financial reporting, the Group has adopted geographical segments as the primary reporting format and business segments as the secondary reporting format.

(a) *Primary reporting format – geographical segments*

The segment results for the six months ended September 30, 2006 are as follows:

	Americas (unaudited) *US$'000*	Europe, Middle East and Africa (unaudited) *US$'000*	Asia Pacific (excluding Greater China) (unaudited) *US$'000*	Greater China (unaudited) *US$'000*	Corporate or unallocated (unaudited) *US$'000*	Total (unaudited) *US$'000*
Turnover	2,080,485	1,412,583	899,913	2,783,137	–	7,176,118
Segment operating results	(40,426)	(13,390)	(10,592)	173,873	(61,838)	47,627
Finance income						11,336
Impairment of assets						(3,762)
Fair value change on warrants						(355)
Finance costs						(17,578)
Gain on disposal of investments and available-for-sale financial assets						18,938
Share of profits of associated companies						1,640
Profit before taxation						57,846
Taxation						(14,755)
Profit for the period						43,091

The segment results for the six months ended September 30, 2005 are as follows:

	Americas (unaudited) *US$'000*	Europe, Middle East and Africa (unaudited) *US$'000*	Asia Pacific (excluding Greater China) (unaudited) *US$'000*	Greater China (unaudited) *US$'000*	Corporate or unallocated (unaudited) *US$'000*	Total (unaudited) *US$'000*
Turnover	1,870,638	1,214,901	757,249	2,324,798	–	6,167,586
Segment operating results	59,474	(3,619)	8,986	132,048	(55,491)	141,398
Finance income						8,623
Finance costs						(18,803)
Loss on disposal of available-for-sale financial assets						(132)
Share of profits of jointly controlled entities						138
Share of losses of associated companies						(235)
Profit before taxation						130,989
Taxation						(36,444)
Profit for the period						94,545

(b) Secondary reporting format – business segments

	Personal Computer Desktop (unaudited) US$'000	Personal Computer Notebook (unaudited) US$'000	Personal Computer Total (unaudited) US$'000	Mobile Handset (unaudited) US$'000	Others (unaudited) US$'000	Total (unaudited) US$'000
For the six months ended September 30, 2006						
Turnover	3,022,055	3,705,443	6,727,498	339,634	108,986	7,176,118
Capital expenditure			78,662	3,549	1,139	83,350
For the six months ended September 30, 2005						
Turnover	2,828,287	2,966,402	5,794,689	250,747	122,150	6,167,586
Capital expenditure			35,612	1,541	750	37,903
Total segment assets as at September 30, 2006 (unaudited)			1,178,604	69,808	47,043	1,295,455
Total segment assets as at March 31, 2006 (audited)			823,877	74,732	41,821	940,430

3 Other income/(expense) – net

	3 months ended September 30, 2006 (unaudited) US$'000	6 months ended September 30, 2006 (unaudited) US$'000	3 months ended September 30, 2005 (unaudited) US$'000	6 months ended September 30, 2005 (unaudited) US$'000
Finance income	6,918	11,336	5,672	8,623
Impairment of assets	–	(3,762)	–	–
Fair value change on warrants	(9,695)	(355)	–	–
Gain/(loss) on disposal of investments and available-for-sale financial assets	18,983	18,938	214	(132)
	16,206	26,157	5,886	8,491

4 Finance costs

	3 months ended September 30, 2006 (unaudited) US$'000	6 months ended September 30, 2006 (unaudited) US$'000	3 months ended September 30, 2005 (unaudited) US$'000	6 months ended September 30, 2005 (unaudited) US$'000
Interest payable on bank loans and overdrafts	2,373	5,591	5,573	9,868
Dividend and relevant finance costs on convertible preferred shares not wholly payable within five years	5,529	10,984	5,944	7,997
Others	525	1,003	563	938
	8,427	17,578	12,080	18,803

5 Profit before taxation

Profit before taxation is stated after charging the following:

	3 months ended September 30, 2006 (unaudited) US$'000	6 months ended September 30, 2006 (unaudited) US$'000	3 months ended September 30, 2005 (unaudited) US$'000	6 months ended September 30, 2005 (unaudited) US$'000
Amortization of intangible assets	24,757	50,410	26,410	47,109
Depreciation expenses and amortization of prepaid lease payments	17,731	33,992	17,132	30,375
Staff costs (including amortization of share-based compensation of US$9,835,000 (2005: US$7,310,000) for three-month period and US$16,562,000 (2005:US$8,996,000) for six-month period)	226,940	458,326	230,985	380,009
Rental expenses under operating leases	7,180	17,613	3,025	8,770
Restructuring costs	1,965	21,361	–	–

6 Taxation

The amount of taxation in the consolidated income statement represents:

	3 months ended September 30, 2006 (unaudited) *US$'000*	6 months ended September 30, 2006 (unaudited) *US$'000*	3 months ended September 30, 2005 (unaudited) *US$'000*	6 months ended September 30, 2005 (unaudited) *US$'000*
Current taxation				
Hong Kong profits tax	(51)	(4)	–	8
Taxation outside Hong Kong	(15,365)	4,234	42,425	62,218
Deferred taxation	20,533	10,525	(25,425)	(25,782)
	5,117	14,755	17,000	36,444

7 Dividend

	6 months ended September 30, 2006 (unaudited) *US$'000*	6 months ended September 30, 2005 (unaudited) *US$'000*
Interim dividend, declared after period end, of HK2.4 cents (2005/06: HK2.4 cents) per ordinary share	27,454	27,235

8 Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average number of ordinary shares in issue during the period.

	6 months ended September 30, 2006 (unaudited)	6 months ended September 30, 2005 (unaudited)
Profit attributable to shareholders of the Company *(US$'000)*	43,091	91,174
Weighted average number of ordinary shares in issue for the purpose of basic earnings per share	8,686,415,657	8,812,613,228

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding due to the effect of all dilutive potential ordinary shares. The Company has four categories of dilutive potential ordinary shares: convertible preferred shares, share options, long-term incentive awards and warrants.

The convertible preferred shares are antidilutive as the amount of the dividend and related finance costs for the period per ordinary share attainable on conversion exceeds basic earnings per share and they are excluded from the weighted average number of ordinary shares in issue for calculation of diluted earnings per share.

For the share options and warrants, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average periodic market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options and warrants. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise in full of the share options and warrants.

For the long-term incentive awards, a calculation is done to determine whether the long-term incentive awards are dilutive, and the number of shares that are deemed to be issued.

	6 months ended September 30, 2006 (unaudited)	6 months ended September 30, 2005 (unaudited)
Profit attributable to shareholders of the Company *(US$'000)*	43,091	91,174
Weighted average number of ordinary shares in issue	8,686,415,657	8,812,613,228
Adjustments for share options, warrants and long-term incentive awards	118,992,518	27,556,610
Weighted average number of ordinary shares in issue for calculation of diluted earnings per share	8,805,408,175	8,840,169,838

9 Share capital

	September 30, 2006 (unaudited) *Number of shares*	*HK$'000*	March 31, 2006 (audited) *Number of shares*	*HK$'000*
Authorized:				
Ordinary shares	20,000,000,000	500,000	20,000,000,000	500,000
Series A cumulative convertible preferred shares	3,000,000	27,525	3,000,000	27,525
	20,003,000,000	527,525	20,003,000,000	527,525
	Number of shares	*US$'000*	*Number of shares*	*US$'000*
Issued and fully paid:				
Voting ordinary shares:				
At the beginning of the period/year	8,517,920,623	27,301	7,474,796,108	23,958
Issued during the period/year	–	–	821,234,569	2,632
Conversion from non-voting shares	–	–	110,635,946	355
Exercise of share options	9,558,399	31	111,254,000	356
Repurchase of shares	(15,390,000)	(50)	–	–
At the end of the period/year	8,512,089,022	27,282	8,517,920,623	27,301
Non-voting ordinary shares:				
At the beginning of the period/year	375,282,756	1,203	–	–
Issued during the period/year	–	–	921,636,459	2,954
Conversion into voting shares	–	–	(110,635,946)	(355)
Repurchase of shares	–	–	(435,717,757)	(1,396)
At the end of the period/year	375,282,756	1,203	375,282,756	1,203
Total issued and fully paid ordinary shares	8,887,371,778	28,485	8,893,203,379	28,504
Total issued and fully paid series A cumulative convertible preferred shares	2,730,000	3,211	2,730,000	3,211

10 Non-current liabilities

	September 30, 2006 (unaudited) *US$'000*	March 31, 2006 (audited) *US$'000*
Amount payable for marketing right payable within five years	36,398	50,781
Interest-bearing bank loans repayable within five years	100,000	100,000
Share-based compensation	14,047	14,006
Convertible preferred shares not wholly payable within five years and warrants	351,308	346,852
Warranty provision	165,285	148,779
Retirement benefit obligations not wholly payable within five years	154,823	145,987
Other non-current liabilities payable within five years	56,222	28,960
	878,083	835,365
Current portion payable within one year	(12,789)	(21,779)
	865,294	813,586

On May 17, 2005, the Company issued 2,730,000 convertible preferred shares at the stated value of HK$1,000 per share and unlisted warrants to subscribe for 237,417,474 shares in the Company for an aggregate cash consideration of approximately US$350 million. The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5 percent per annum on the stated value of each convertible preferred share. The convertible preferred shares are redeemable, in whole or in part, at a price equal to the issue price together with accrued and unpaid dividends at the option of the Group or the convertible preferred shareholders at any time after the maturity date. The warrant holders are entitled to subscribe for 237,417,474 shares in the Company at HK$2.725 per share. The warrant will expire on May 17, 2010.

11 Accruals and other payables

Included in accruals and other payables are provisions for other liabilities and charges as follows:

		September 30, 2006 (unaudited) *US$'000*	March 31, 2006 (audited) *US$'000*
(a)	*Warranty*		
	At the beginning of the period/year	**326,124**	24,230
	Provisions made during the period/year	**192,803**	409,713
	Amounts utilized	**(117,767)**	(107,819)
		401,160	326,124
	Long-term portion classified as non-current liabilities	**(165,285)**	(148,779)
	At the end of the period/year	**235,875**	177,345
(b)	*Restructuring*		
	At the beginning of the period/year	**69,584**	–
	Provision made during the period/year	**518**	69,584
	Amounts utilized	**(27,594)**	–
	Unused amounts reversed	**(3,288)**	–
	At the end of the period/year	**39,220**	69,584
(c)	*Battery recall*		
	Provision made during the period/year	**18,550**	–
	At the end of the period/year	**18,550**	–

During the period, the Group announced a voluntary recall of battery packs that shipped in some of the products. Under the arrangement with the supplier, the costs associated with the recall will be reimbursed by the supplier.

12 Business combinations

On April 30, 2005, the Group completed the acquisition of IBM PC Business under an asset purchase agreement dated December 7, 2004.

The estimated total consideration for acquiring the IBM PC Business is approximately US$1,333 million, including cash, the Company's shares and related transaction costs.

Set forth below is a preliminary calculation of goodwill:

	(Unaudited) *US$'000*
– Cash	693,728
– Direct costs related to the acquisition	70,097
– Fair value of shares issued	555,819
– Net working capital "true-up"	13,630
Total purchase consideration	1,333,274
Less: Fair value of net assets acquired	35,571
Goodwill	1,297,703

The major components of assets and liabilities arising from the acquisition are as follows:

	(Unaudited) Fair value *US$'000*	(Unaudited) Carrying value *US$'000*
Cash and cash equivalents	3,122	3,122
Property, plant and equipment	77,345	75,264
Intangible assets	621,690	–
Net working capital excluded cash	(555,637)	(558,305)
Non-current liabilities	(110,949)	(110,949)
Net assets acquired/(liabilities assumed)	35,571	(590,868)

The goodwill is attributable to the significant synergies expected to arise after the integration of the Group's existing business and the IBM PC Business acquired.

Intangible assets acquired that have indefinite useful life are not subject to amortization. Certain acquired intangible assets are to be amortized over their useful lives ranging from three to five years.

The acquired tangible assets primarily comprised trade receivables, inventories and plant and equipment. The liabilities assumed primarily comprised trade payables and other current liabilities.

The asset purchase agreement contains provisions that may require miscellaneous "true up" adjustments which are expected to result in cash payments between the Company and IBM. Such adjustments have not been finalized, but estimates have been recorded as part of the purchase price allocation, as indicated above. This process is expected to be finalized in the financial year 2006/07.

INTERIM DIVIDEND

The Board has declared an interim dividend of 2.4 HK cents (2005/06: 2.4 HK cents) per ordinary share for the six months ended September 30, 2006, absorbing an aggregate amount of approximately HK$214 million (approximately US$27 million) (2005/06: HK$212 million (approximately US$27 million)), to shareholders of ordinary shares whose names appear on the Register of Members of the Company on December 1, 2006. The interim dividend will be paid on December 6, 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of ordinary shares of the Company will be closed from November 28, 2006 to December 1, 2006, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all completed transfer forms accompanied by the relevant shares certificates must be lodged with the Company's share registrar, Abacus Share Registrars Limited of 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on November 27, 2006.

FINANCIAL REVIEW

Results

For the six months ended September 30, 2006, the Group achieved a turnover of approximately US$7,176 million. Profit attributable to shareholders was approximately US$43 million during the period, representing a decrease of US$48 million against US$91 million recorded in the same period last year. Basic earnings per share and diluted earnings per share were US 0.50 cents and US 0.49 cents, representing a decrease of US 0.53 cents and US 0.54 cents respectively as compared with the same period last year.

Segment Results

The Group has adopted geographical segments as the primary reporting format. Geographical turnover included Americas, EMEA (Europe, Middle East and Africa), Asia Pacific (excluding Greater China), and Greater China.

Capital Expenditure

The Group incurred capital expenditures of US$83 million during the six months ended September 30, 2006, mainly for the acquisition of fixed assets, completion of construction-in-progress and investments in the Group's information technology systems.

Liquidity and Financial Resources

At September 30, 2006, total assets of the Group amounted to US$5,561 million, which was financed by shareholders' funds of US$964 million, minority interests of US$1 million, and non-current and current liabilities of US$4,596 million. The current ratio of the Group was 0.87.

The Group had a solid financial position and maintained a strong and steady cash inflow from its operating activities. At September 30, 2006, cash and cash equivalents totaled US$1,101 million, of which 47.1 percent was denominated in US dollars, 31.8 percent in Renminbi, 4.9 percent in Euros and 16.2 percent in other currencies.

At September 30, 2006, the Group had a US$400 million 5-Year Revolving and Term Loan Facility with syndicated banks, bearing interest at the London Interbank Offered Rate plus 0.52 percent per annum; and a US$100 million 5-Year Fixed Rate Loan Facility with a policy bank in China. These facilities were utilized to the extent of US$100 million at September 30, 2006.

The Group has also arranged other short-term credit facilities for contingency purposes. At September 30, 2006, the Group's total available credit facilities amounted to US$1,747 million, of which US$275 million was in trade lines, US$291 million in short-term and revolving money market facilities and US$1,181 million in forward foreign exchange contracts. At September 30, 2006, the amount drawn down was US$79 million in trade lines, and US$541 million being used for the currency forward contracts.

At September 30, 2006, the Group's outstanding bank loan represented the term loan of US$100 million and short-term bank loans of US$11 million. When compared with total equity of US$965 million, the Group's gearing ratio was 0.12. The net cash position of the Group at September 30, 2006 is US$990 million.

The Group adopts a consistent hedging policy for business transactions to reduce the risk of currency fluctuation arising from daily operations. At September 30, 2006, the Group had commitments in respect of outstanding foreign exchange forward contracts amounting to US$541 million.

The Group's foreign exchange forward contracts are either used to hedge a percentage of future intercompany transactions which are highly probable, or used as fair value hedges for the identified assets and liabilities. Any gain or loss on these contracts is offset by movements in the value of the underlying transactions or change in fair value of the identified assets or liabilities.

The Group issued 2,730,000 convertible preferred shares at the stated value of HK$1,000 per share and unlisted warrants to subscribe for 237,417,474 shares for an aggregated cash consideration of approximately US$350 million. The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5 percent per annum on the issue price of each convertible preferred share. The convertible preferred shares are redeemable, in whole or in part, at a price equal to the issue price together with accrued and unpaid dividends at the option of the Group or the convertible preferred shareholders at any time after the maturity date at May 17, 2012. The fair value of the liability component and equity component of the convertible preferred shares at September 30, 2006 amounted to approximately US$316 million and US$11 million respectively. The warrants will expire on May 17, 2010.

Contingent Liabilities

The Group had no material contingent liabilities at September 30, 2006.

Human Resources

At September 30, 2006, the Group had a total of approximately 23,500 employees, 18,200 of whom were employed in Chinese mainland and 2,000 in the U.S. and 3,300 in other countries.

The Group implements remuneration policy, bonus and long-term incentive schemes with reference to the performance of the Group and individual employees. The Group also provides benefits such as insurance, medical and retirement funds to employees to sustain competitiveness of the Group.

BUSINESS REVIEW AND PROSPECTS

Lenovo reported financial results for the six months ended September 30, 2006. Lenovo's consolidated turnover increased 16 percent year-on-year to approximately US$7,176 million. (The prior year figure only contains five months' contribution from the PC business acquired from IBM.) China continues to be Lenovo's best performing market. The gross profit margin for the interim period was 13.6 percent. Profit before taxation, excluding the cost of strategic restructuring actions, amounted to US$79 million, and was helped by improving expense levels. Profit attributable to shareholders after charging the cost of strategic restructuring actions amounted to US$43 million.

Personal Computer Business

During the first half, Lenovo's worldwide PC total shipments increased approximately 11 percent year-on-year, better than the industry average growth of about 9 percent. Based on preliminary industry data, the Company gained 0.1 percentage points of the worldwide PC market share, accounting for approximately 7.7 percent.

Growth continued to be strong in China. During the six months ended September 30, 2006, Lenovo's PC shipments increased approximately 28 percent year-on-year. Based on company and preliminary industry estimates, Lenovo's share of China's PC market increased to approximately 36 percent, representing a gain of approximately 1.7 percentage points year-on-year. This performance was attributable to the continued enhancement of product offerings to meet market needs, and the dual business model, which allows the Company to address both the high end business market and the growing small- and medium-sized business (SMB) and consumer segments.

Outside China, Lenovo's performance was generally impacted by its lower penetration in higher growth market segments.

The Americas saw margin pressure from slower market growth, competitive pricing and execution issues in supply chain management. Lenovo continued to roll out the transaction model to add strength in the SMB segment to its existing position in the large enterprise market. It helped drive shipment growth in EMEA (Europe, Middle East and Africa). The initial rollouts in Asia Pacific and EMEA pilot country have been encouraging, and will be expanded to cover additional territories.

Notebook computers accounted for 52 percent of Lenovo's revenue. Similarly, the Company's notebook shipments growth outside China lagged behind the market due to its lower penetration in the faster growing SMB and consumer segments. Desktop computer shipments in emerging markets such as China and India saw good growth.

Mobile Handset Business

Lenovo continued to enjoy significant growth in its mobile handset shipments. Unit shipments increased approximately 63 percent year-on-year, outperforming the 40 percent growth in the robust China market during the six months. Lenovo continued to hold the number four ranking in the market with a share of approximately 6.6 percent for the six months ended September 30, 2006.

The strong growth in mobile handset shipments was attributable to well-received sales promotions and brand marketing programs, rapid expansion into the township market, the successful roll-out of new models and strengthened partnership with mobile telecom service carriers.

Prospects

During the first half of the fiscal year 2006/07, Lenovo made steady progress in implementing its action plan to enhance operational efficiency and its initiatives to drive global operational excellence. Looking forward, Lenovo will continue to focus on its four initiatives of rolling out transaction model, improving the supply chain, enhancing desktop competitiveness and building a strong brand. We believe these initiatives, coupled with the benefits of the recent restructuring actions, will help build a solid foundation for Lenovo's future development, and build a basis for a sustained improvement in future returns.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended September 30, 2006, the Company repurchased its own shares on The Stock Exchange of Hong Kong Limited as follows:

Month/Year	Number of shares repurchased	Highest price per share *HK$*	Lowest price per share *HK$*	Aggregate consideration (excluding expenses) *HK$*
June 2006	15,390,000	2.450	2.200	35,698,500

The shares repurchased during the period were subsequently cancelled in June 2006 and accordingly, the issued share capital of the Company was diminished by the nominal value thereof. The premium payable on repurchase was charged against the share premium account of the Company.

During the period, the trustee of the Long Term Incentive Program of the Company purchased 212,200,000 shares from the market for award to employees upon vesting. Details of the program are set out in the 2005/06 Annual Report of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has been established since 1999 with responsibility of assisting the Board in providing an independent review of the financial statements and internal control system. It acts in accordance with the Terms of Reference which clearly deal with its membership, authority, duties and frequency of meetings. The Audit Committee is chaired by an independent non-executive director, Mr. Wong Wai Ming, and currently comprises five members including Mr. Wong, the other three independent non-executive directors, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III, and the non-executive director, Mr. Shan Weijian.

The Audit Committee of the Company has reviewed the interim report for the six months ended September 30, 2006. It meets regularly with the management, the external auditors and the internal audit personnel to discuss the accounting principles and practices adopted by the Group and internal control and financial reporting matters.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the accounting period for the six months ended September 30, 2006 except the deviation under Code A.4.1, which stipulates that non-executive directors should be appointed for a specific term.

Non-executive directors of the Company do not have a specific term of appointment. However, non-executive directors are subject to the requirement to retire by rotation at annual general meetings under the Company's Articles of Association accomplishing the same purpose as a specific term of appointment.

By order of the Board
Yang Yuanqing
Chairman

Raleigh, November 9, 2006

As of the date of this announcement, the Executive Directors are Mr. Yang Yuanqing, Mr. William J. Amelio and Ms. Ma Xuezheng, the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and the Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"